                                               Filed pursuant to Rule 424(b)(2)
                                                     Registration No. 333-52690
PROSPECTUS SUPPLEMENT
(To Prospectus dated January 17, 2001)

                                 $125,000,000

                    Rochester Gas and Electric Corporation

                FIRST MORTGAGE 6.65% BONDS, DUE 2032, SERIES UU

                               ----------------

We are offering $125 million of our First Mortgage 6.65% Bonds, due 2032, Series UU. We will pay interest on the bonds on March 15, June 15, September 15 and December 15 of each year. The first interest payment on the bonds will be made on September 15, 2002. We may redeem the bonds prior to maturity, in whole or in part, at any time under the limited circumstances described in this prospectus supplement at the redemption prices described herein or at any time on or after June 20, 2007 at a redemption price equal to the principal amount being redeemed plus any accrued and unpaid interest. The bonds will be issued in denominations of $25 and integral multiples of $25.

We intend to apply to have the bonds listed on the New York Stock Exchange, and we expect trading in the bonds on the New York Stock Exchange to begin within 30 days after the original issue date.

The bonds are a series of first mortgage bonds issued under our mortgage, which has the benefit of a first mortgage lien on substantially all of our property. Our timely payment of the regularly scheduled principal and interest on the bonds will be insured by a financial guaranty insurance policy to be issued by Ambac Assurance Corporation simultaneously with the delivery of the bonds.

                                 [Ambac Logo]

                               ----------------

                    PRICE 100% AND ACCRUED INTEREST, IF ANY

                               ----------------

                                                      Underwriting
                                           Price to   Discounts and Proceeds to
                                            Public     Commissions    Company
                                         ------------ ------------- ------------
Per Bond................................   100.00%        3.15%        96.85%
Total................................... $125,000,000  $3,937,500   $121,062,500

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus supplement or the accompanying prospectus are truthful or complete. Any representation to the contrary is a criminal offense.

The Underwriters expect to deliver the bonds to purchasers in book-entry form only through The Depository Trust Company on June 20, 2002.

                               ----------------

MORGAN STANLEY
                             SALOMON SMITH BARNEY
                                                                    UBS WARBURG

June 6, 2002

                               TABLE OF CONTENTS

      Prospectus Supplement       Page
      ---------------------       ----
Forward-Looking Statements.......  S-3
Summary..........................  S-4
Use of Proceeds..................  S-6
Recent Developments..............  S-6
Capitalization...................  S-7
Selected Consolidated Financial
 Data............................  S-8
Description of the Bonds.........  S-9
The Insurance Policy and the
 Insurer......................... S-13
Ratings.......................... S-16
Underwriters..................... S-17
Validity of Securities........... S-18
Experts.......................... S-19
Appendix A--Form of Insurance
 Policy..........................  A-1

         Prospectus           Page
         ----------           ----
About This Prospectus.......    2
Where You Can Find More
 Information................    3
Forward-Looking Statements..    4
The Company.................    5
Ratio of Earnings to Fixed
 Charges....................    5
Application of Proceeds.....    5
Description of the Debt
 Securities.................    6
 New Mortgage Bonds.........    6
 New Unsecured Notes........    9
Legal Opinions..............   12
Experts.....................   12
Plan of Distribution........   12

                               ----------------

   You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone else to provide you with any different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making any offer to sell securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus supplement is current only as of the date of this prospectus supplement and the information contained in the accompanying prospectus is current only as of the date of the accompanying prospectus.

                          FORWARD-LOOKING STATEMENTS

   This prospectus supplement contains and incorporates by reference statements which are not historic fact and which can be classified as forward looking. These statements can be identified by the use of certain words which suggest forward looking information, such as "believes," "will," "expects," "projects," "estimates" and "anticipates". They can also be identified by the use of words which relate to future goals or strategies. In addition to the assumptions and other factors referred to specifically in connection with the forward looking statements, some of the factors that could have a significant effect on whether the forward looking statements ultimately prove to be accurate include:

  . uncertainties related to the regulatory treatment of our nuclear generation facility;

  . any state or federal legislative or regulatory initiatives (including the results of negotiations between us and other parties including the New York Public Service Commission or PSC) that affect the cost or recovery of investments necessary to provide utility service in the electric and natural gas industries. Such initiatives could include, for example, changes in the regulation of rate structures or changes in the speed or degree to which competition occurs in the electric and natural gas industries;

  . any changes in our ability to recover environmental compliance costs through increased rates;

  . the determination in the nuclear generation proceeding initiated by the PSC, including any changes in the regulatory status of nuclear generating facilities and their related costs, including recovery of costs related to spent fuel and decommissioning;

  . fluctuations in energy supply and demand and market prices for energy, capacity and ancillary services;

  . any changes in the rate of industrial, commercial and residential growth in our service territory;

  . the development of any new technologies, as well as regulatory policies, which allow customers to generate their own energy or produce lower cost energy;

  .  any unusual or extreme weather or other natural phenomena;

  .  the timing and extent of changes in commodity prices and interest rates;

  . any adverse impact on us from the operations of RGS Energy Group, Inc. and its other subsidiaries;

  . risks associated with the proposed merger of RGS Energy Group, Inc. with and into Eagle Merger Corp., a wholly owned subsidiary of Energy East Corporation, at the effective time of the merger, and if the merger is completed, the integration of RGS and Energy East;

  . uncertainties related to the outcome of our pending rate proceeding with the PSC; and

  . any other considerations that may be disclosed from time to time in our publicly disseminated documents and filings.

                                    SUMMARY

   In this prospectus supplement and the accompanying prospectus, the words "company," "we," "our," "ours," and "us" refer to Rochester Gas and Electric Corporation and its consolidated subsidiaries unless otherwise stated or the context otherwise requires. The following summary contains basic information about this offering. It may not contain all the information that is important to you. The "Description of Bonds" section of this prospectus supplement and the "Description of the Debt Securities" section in the accompanying prospectus contain more detailed information regarding the terms and conditions of the bonds.

                                  THE COMPANY

   Rochester Gas and Electric Corporation was formed in 1904 and is engaged principally in the business of generating, purchasing, transmitting and distributing electricity and purchasing, transporting and distributing natural gas. We produce and distribute electricity and distribute gas in parts of nine New York counties including and surrounding the City of Rochester.

   The service area for our regulated business has a population of approximately one million and is well diversified among residential, commercial and industrial consumers. In addition to the City of Rochester, which is the third largest city and a major industrial center in New York State, it includes a substantial suburban area with a large and prosperous farming area. A majority of the industrial firms in our service area manufacture consumer goods. Many of our industrial customers are nationally known, such as Xerox Corporation, Eastman Kodak Company and Bausch & Lomb Incorporated.

   On August 2, 1999, all of our outstanding shares of common stock were exchanged on a share-for-share basis for shares of RGS Energy Group, Inc. and we became a subsidiary of RGS. We continue to have non-voting preferred stock outstanding. In connection with the restructuring, our subsidiaries that were conducting unregulated businesses became subsidiaries of RGS. The mortgage bonds offered by this prospectus supplement and the accompanying prospectus are not obligations of and are not guaranteed by RGS or any of its other subsidiaries.

   The board of directors of RGS Energy Group, Inc. and Energy East Corporation have approved and adopted a merger agreement that contemplates the merger of RGS with and into Eagle Merger Corp., which will be a wholly owned subsidiary of Energy East at the effective time of the merger. All regulatory applications required in connection with the Merger have been filed and all related regulatory approvals have been received, other than the approval of the SEC. Assuming that SEC approval is obtained shortly, RGS anticipates that the merger will be consummated in the second quarter of 2002.

   The mailing address of our executive office is 89 East Avenue, Rochester, New York 14649 and our telephone number is (585) 546-2700.

                                  THE OFFERING

Bonds Offered...............  $125,000,000 in principal amount of First
                              Mortgage 6.65% Bonds, due 2032, Series UU

Maturity Date...............  June 15, 2032

Issue Price.................  $25.00

Interest Rate...............  6.65% per year

Interest Payment Dates......  March 15, June 15, September 15 and December 15,
                              beginning on September 15, 2002. Interest will accrue from the issue date of the bonds.

Ranking.....................  The bonds will be secured equally and ratably with our other mortgage bonds by a valid and direct first mortgage lien on substantially all of our property (except accounts receivable and cash), subject to excepted encumbrances, reservations, contracts and exceptions which we do not consider material to the operation of the property. The bonds are not obligations of or guaranteed by RGS or any of its other subsidiaries.

Redemption..................  We may redeem some or all of the bonds at any time on or after June 20, 2007 at a redemption price equal to 100% of the principal amount of bonds being redeemed plus accrued and unpaid interest thereon to the redemption date. We may also redeem some or all of the bonds prior to such date at the same redemption price under the limited circumstances described in the "Description of Bonds" section under the heading "Limited Redemption". We are obligated to redeem the bonds under the limited circumstances and at a redemption price described in the "Description of Bonds" section under the heading "Mandatory Redemption".

Listing.....................  We intend to apply to have the bonds listed on the New York Stock Exchange, and we expect trading in the bonds on the New York Stock Exchange to begin within 30 days after the original issue date.

Use of Proceeds.............  We will use the proceeds of the bonds to repay outstanding short term indebtedness. Any remaining proceeds will be used for additional capital expenditures or for general corporate purposes.

                                USE OF PROCEEDS

   We anticipate our net proceeds from the sale of the bonds will be $117.5 million after deducting underwriting discounts and commissions and estimated offering expenses of $3.5 million (which includes $1.3 million of mortgage recording taxes and the initial installment of the premium for the insurance policy of $1.9 million). We will use the proceeds of the bonds to repay outstanding short term indebtedness. Any remaining proceeds will be used for additional capital expenditures or for general corporate purposes.

                              RECENT DEVELOPMENTS

Merger

   The board of directors of RGS Energy Group, Inc. and Energy East Corporation have approved and adopted a merger agreement that contemplates the merger of RGS with and into Eagle Merger Corp., which will be a wholly owned subsidiary of Energy East at the effective time of the merger. Eagle Merger Corp. will be the corporation surviving the merger and, at the effective time, will change its name to "RGS Energy Group, Inc." At the effective time of the merger, RGS will become a direct wholly owned subsidiary of Energy East and, accordingly, we will become an indirect wholly owned subsidiary of Energy East.

   Because we are a subsidiary of RGS, our assets, liabilities and operations will not be affected by the merger. Accordingly, the bonds, the mortgage securing the bonds, the other mortgage bonds issued under the mortgage and the assets subject to the mortgage will not be affected by the merger.

   At the 2001 Annual Meetings of RGS and Energy East, the shareholders of RGS approved the Merger Agreement and the shareholders of Energy East approved the issuance of Energy East shares in connection with the merger. All regulatory applications required in connection with the Merger have been filed and all related regulatory approvals have been received, other than the approval of the SEC. RGS anticipates that the merger will be consummated in the second quarter of 2002.

2002 Electric and Gas Rate Proposal

   On February 15, 2002, we filed a request with the PSC for new electric and gas rate tariffs to go into effect in January 2003. The filing is comprised of two components. The first is a traditional, single-year rate case filing in the form required by New York State law. The second is a multi-year settlement proposal. We anticipate that the filing will initiate negotiations with the staff of the PSC and other interested parties regarding long-term rate plans, electric rate unbundling, electric pricing options and other related programs.

   We believe a multi-year negotiated settlement of these issues would be in the best interest of all parties. We, however, are unable to predict whether any settlement will be achieved or the effect any ultimate PSC decision in this proceeding will have on our operating results or financial position. Likewise, if one or more settlements are achieved and submitted to the PSC for its approval, we cannot predict how the PSC might rule on any particular aspect of such settlements. If a negotiated agreement resolving the issues involved in the case cannot be achieved, New York State law requires the PSC to act on our proposal within eleven months after the initial filing. Thus, a PSC decision is expected no later than January 2003.

Sale of Interest in Nine Mile Two

   On November 7, 2001, we sold our ownership interest in Nine Mile Point Nuclear Plant Unit No. 2 to Constellation Nuclear, LLC. The purchase price for our interest was $101.0 million, $50.5 million of which was paid in cash at the closing and $50.5 million of which was paid in the form of a five year promissory note which has been prepaid. In addition, we received approximately $1.9 million cash for the sale of our share of certain transmission assets related to the Nine Mile Two facility.

   At November 7, 2001, the net book value of our 14 percent interest in the Nine Mile Two facility was approximately $348.8 million. We also had investments in fuel of approximately $6.0 million, transmission and distribution facilities of $3.3 million, materials and supplies inventory of $6.9 million, and construction work in progress of $7.6 million.

   Also, part of the transaction is a power purchase agreement whereby Constellation Nuclear has agreed to sell 90 percent of the actual output corresponding to our prior 14 percent interest in Nine Mile Two's actual output back to us for approximately 10 years at an average price of less than $35 per MWH over the term of the power purchase agreement.

   After completion of the term of the power purchase agreement, a 10-year revenue sharing agreement begins. The revenue sharing agreement will provide us with a hedge against electricity price increases and could provide us additional revenue through 2021. The revenue sharing agreement provides that to the extent market prices (for energy and capacity) exceed certain strike prices 14% of the market value of Nine Mile Two's actual output (capped at 160
MW) above the strike price will be allocated 80% to us and 20% to Constellation Nuclear. When actual market prices are lower than strike prices, such negative amounts will be carried forward as credits against subsequent payments.

   At the closing, our pre-existing decommissioning funds relating to Nine Mile Two were transferred to Constellation Nuclear and Constellation Nuclear assumed our obligation to decommission Nine Mile Two.

                                CAPITALIZATION

   The following table sets forth our debt and equity capitalization as of March 31, 2002 (i) on a historical basis and (ii) adjusted to give effect to this offering of bonds and the application of our estimated net proceeds as described under "Use of Proceeds." You should read this table in conjunction with our selected financial data presented elsewhere in this prospectus supplement, along with the consolidated financial statements and related notes of Rochester Gas and Electric Corporation incorporated by reference into the accompanying prospectus.

                                                    March 31, 2002
                                           ----------------------------------
                                                Actual        As Adjusted(1)
                                           ----------------  ----------------
                                                (Thousands of dollars)
Long term debt(2)......................... $  788,769  48.6% $  788,769  45.1%
Bonds offered hereby......................         --    --     125,000   7.2
Preferred stock subject to mandatory
 redemption...............................     25,000   1.6      25,000   1.4
Preferred stock redeemable at the option
 of the Company...........................     47,000   2.9      47,000   2.7
Common shareholder's equity...............    761,333  46.9     761,333  43.6
                                           ---------- -----  ---------- -----
  Total Capitalization.................... $1,622,102 100.0% $1,747,102 100.0%
                                           ========== =====  ========== =====
Short term debt........................... $   59,500        $       --
                                           ==========        ==========

--------
(1) As adjusted for the new bonds offered hereby and the repayment of $59.5 million of short term debt.
(2) Excludes $4.5 million of long term debt due within one year and excludes the long term liability payable to the Department of Energy for nuclear waste disposal ($101.6 million).

                     SELECTED CONSOLIDATED FINANCIAL DATA

   The following summary historical financial data is derived from our consolidated financial statements. You should read the financial data presented below in conjunction with our consolidated financial statements and accompanying notes as well as the management's discussion and analysis of results of operations and financial condition, all of which are incorporated by reference into the accompanying prospectus.

                               As of and for     As of or for the Year Ended
                                 the Twelve              December 31
                                Months Ended  ----------------------------------
                               March 31, 2002  2001   2000   1999   1998   1997
                               -------------- ------ ------ ------ ------ ------
                                (unaudited)
                               (In millions, except ratios and per share values)
Statement of Operations:
Operating revenues...........      $  988     $1,040 $1,044 $1,091 $1,034 $1,037
Operating income.............      $  108     $  135 $  147 $  141 $  128 $  145
Interest charges, net........      $   62     $   62 $   61 $   57 $   46 $   51
Net income...................      $   51     $   74 $   96 $   94 $   94 $   95

Balance Sheet Data:
Total assets.................      $2,440     $2,453 $2,453 $2,403 $2,453 $2,268
Long-term debt and preferred
 stock subject to mandatory
 redemption (excluding
 current portion)............      $  814     $  812 $  817 $  821 $  783 $  622
Preferred stock redeemable at
 the option of the Company...      $   47     $   47 $   47 $   47 $   47 $   47
Common stock equity..........      $  761     $  757 $  749 $  755 $  783 $  808
Book value per share.........      $22.06     $21.94 $21.71 $21.00 $20.94 $20.80

Other Data:
Depreciation and
 amortization................      $  109     $  113 $  112 $  117 $  116 $  117
Construction expenditures....      $  163     $  148 $  143 $  108 $  114 $   88
Ratio of earnings to fixed
 charges (times).............        2.77       3.30   3.23   3.49   3.97   3.67
Cash dividends declared per
common share.................      $ 1.80     $ 1.80 $ 1.80 $ 1.80 $ 1.80 $ 1.80

                           DESCRIPTION OF THE BONDS

   You should read the following information concerning the bonds in conjunction with the statements under "Description of the Debt Securities--New Mortgage Bonds" in the accompanying prospectus. Certain capitalized terms used herein are defined under "Description of the Debt Securities--New Mortgage Bonds" in the accompanying prospectus.

   We will issue the First Mortgage 6.65% Bonds, Due 2032, Series UU (referred to herein as the "bonds") as a separate series of first mortgage bonds under our Mortgage granted to Deutsche Bank Trust Company Americas (formerly Bankers Trust Company). We will issue bonds with an aggregate principal amount of $125,000,000. We will issue the bonds in denominations of $25.00 or more in multiples of $25.00. The bonds will be New Mortgage Bonds as described in the accompanying prospectus.

   The bonds will mature on June 15, 2032. Interest on the bonds will accrue from June 20, 2002 at a rate of 6.65% per annum, computed on the basis of a 360-day year of twelve 30-day months. Interest will be payable quarterly on March 15, June 15, September 15 and December 15 in each year, commencing September 15, 2002, and at maturity. We will make each interest payment to the persons in whose names the bonds are registered at the close of business on the last day of the calendar month immediately preceding the interest payment date.

   Interest on the bonds will be computed on the basis of a 360-day year of twelve 30-day months. If any interest payment date or the maturity date falls on a day that is not a Business Day, the payment due on that interest payment date or the maturity date will be made on the next Business Day, and without any interest or other payment in respect of such delay. As long as the bonds are registered in the name of The Depository Trust Company ("DTC") or its nominee, we will pay principal, any premium, and interest due on the bonds to DTC. DTC will then make payment to its participants for disbursement to the beneficial owners of the bonds as described under the heading "Book-Entry System, Form and Delivery". "Business Day" means any day other than a Saturday or a Sunday or a day on which banking institutions in The City of New York are authorized or required by law or executive order to remain closed or a day on which the corporate trust office of the corporate trustee is closed for business.

   We may, without the consent of the holders of the bonds, issue additional bonds having the same ranking and the same interest rate, maturity and other terms as the bonds. Any additional bonds having similar terms, together with the bonds, will constitute a single series of bonds under the Mortgage.

   We will issue the bonds in the form of one or more global securities, which will be deposited with DTC and registered in the name of DTC's nominee, Cede & Co.

Optional Redemption

   We will have the option to redeem the bonds, in whole or in part, at any time on or after June 20, 2007 at a redemption price equal to 100% of the principal amount of bonds being redeemed plus accrued and unpaid interest thereon to the date of redemption.

   We will mail a notice of redemption at least 30 days but not more than 90 days before the redemption date to each holder of bonds to be redeemed. If we elect to partially redeem the bonds, the trustee will select by lot in such manner as it deems appropriate the bonds to be redeemed.

   Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the bonds or portions thereof called for redemption.

Limited Redemption

   We may also redeem the bonds at a redemption price of 100% of the principal amount of the bonds redeemed plus accrued and unpaid interest thereon to the date of redemption as follows:

  . as a whole or from time to time in part, from cash deposited in the Sinking and Improvement Fund or the Maintenance Fund as described in the accompanying prospectus;

  . as a whole, upon the release from the lien of the Mortgage or the taking by eminent domain of all or substantially all of the mortgaged property; or

  . as a whole, upon any governmental acquisition of all of our outstanding common stock.

Mandatory Redemption

   In the event that (a) we reorganize, or otherwise transfer a substantial portion of our assets, and (b) that reorganization results in us no longer being a regulated utility company, and (c) the bonds and our obligations under the mortgage are not assumed by, and do not become the direct and primary obligations of, a regulated utility company, unless Ambac Assurance Corporation consents to such reorganization or transfer, we are obligated redeem the bonds prior to maturity. We will also be obligated to redeem the bonds if we fail to pay an insurance premium to Ambac Assurance. Our obligation to pay annual insurance premiums commences on June 20, 2007. If we are required to redeem the bonds, we will redeem the bonds, in whole, upon not less than 30 days' nor more than 60 days' notice.

   If we redeem the bonds under these circumstances on or after June 20, 2007, the redemption price will be 100% of the principal amount of bonds plus accrued and unpaid interest thereon to the date of redemption. If we redeem the bonds under these circumstances before June 20, 2007, the redemption price will be equal to the accrued interest on the bonds to the date of redemption plus the greater of:

  .  100% of the principal amount of bonds; or

  . the sum of the present values of the remaining scheduled payments of principal and interest on the bonds (not including any portion of such payments of interest accrued as of the date of redemption) discounted to the date of redemption on a quarterly basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate plus twenty-five (25) basis points, as calculated by an Independent Investment Banker.

For purposes of determining the redemption price where the redemption occurs before June 20, 2007, the following terms shall have the following meanings:

   "Adjusted Treasury Rate" means, with respect to any redemption rate:

  . the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated "H.15(519)" or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption "Treasury Constant Maturities," for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the maturity date of the bonds, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the adjusted Treasury Rate shall be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month); or

  . if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

The Adjusted Treasury Rate shall be calculated on the third business day preceding the redemption date.

   "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the securities to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the bonds.

   "Comparable Treasury Price" means (1) the average of five Reference Treasury Dealer Quotations for such Redemption Date, after excluding the highest and lowest Reference Treasury Dealer Quotations, or (2) if the Independent Investment Banker obtains fewer than five such Reference Treasury Dealer Quotations, the average of all such quotations.

   "Independent Investment Banker" means one of the Reference Treasury Dealers appointed by us.

   "Reference Treasury Dealer" means:

  . each of Morgan Stanley & Co. Incorporated, Salomon Smith Barney Inc. and UBS Warburg LLC, and their respective successors; provided that, if any of the foregoing ceases to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), we will substitute another Primary Treasury Dealer; and

  .  any other Primary Treasury Dealer selected by us.

   "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker at 5:00 p.m., New York City time, on the third business day preceding such redemption date.

Special Insurance Provisions

   Subject to the provisions of our mortgage, so long as Ambac Assurance Corporation is not in default under the insurance policy relating to the bonds, Ambac Assurance is entitled to control and direct the enforcement of all rights and remedies with respect to the bonds upon the occurrence and continuation of a default (as defined in our mortgage). No amendment, supplement or change to, or other modification of, our mortgage requiring the consent of holders of the bonds may be made without the prior written consent of Ambac Assurance. See "The Insurance Policy and the Insurer" in this prospectus supplement.

Book-Entry System, Form and Delivery

   DTC (the "Depositary") is a limited-purpose trust company organized under New York banking law, a "banking organization" within the meaning of New York banking law, a member of the United States Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. The Depositary holds securities that its participants deposit with the Depositary. The Depositary also facilitates the settlement among its participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. The Depositary is owned by a number of its direct participants and by The New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the Depositary's system is also available to indirect participants in the Depositary such as securities brokers and dealers, banks and trust companies that clear through, or maintain a custodial relationship with, a direct participant, either directly or indirectly. The rules applicable to the Depositary and its participants are on file with the Securities and Exchange Commission.

   According to the Depositary, the foregoing information with respect to the Depositary has been provided to the financial community for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

   Purchases of the bonds under the Depositary's system must be made by or through direct participants, which will receive a credit for the bonds on the Depositary's records. The beneficial ownership interest of each actual purchaser of each bond is in turn to be recorded on the direct and indirect participants' respective records. Beneficial owners will not receive written confirmation from the Depositary of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participant through which the beneficial owner entered into the transaction. Transfers of ownership interest in the bonds are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners are not entitled to receive certificates representing their ownership interest in bonds except in the event that use of the book-entry system for the bonds is discontinued.

   To facilitate subsequent transfers, all bonds deposited with the Depositary by participants in the Depositary will be registered in the name of Cede & Co. The deposit of the bonds with the Depositary and their registration in the name of Cede & Co. effect no change in beneficial ownership. The Depositary has no knowledge of the actual beneficial owners of the bonds; the Depositary's records reflect only the identity of the direct participants to whose accounts such bonds are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

   Conveyance of notices and other communications by the Depositary to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

   Neither the Depositary nor Cede & Co. will consent or vote with respect to the bonds. Under its usual procedures, the Depositary mails an omnibus proxy to the Company as soon as possible after the record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those direct participants to whose accounts the bonds are credited on the record date (identified in a listing attached to the omnibus proxy).

   Payments of principal, interest and premium, if any, on the bonds will be made to Cede & Co. The Depositary's practice is to credit direct participants' accounts on the relevant payment date in accordance with their respective holdings shown on the Depositary's records unless the Depositary has reason to believe that it will not receive payment on such payment date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities for the accounts of customers in bearer form or registered in "street-name," and will be the responsibility of each participant and not of the Depositary, the underwriters, or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, interest and premium, if any, to Cede & Co. is the responsibility of the Company or the respective trustees. Disbursement of such payments to direct participants is the responsibility of the Depositary, and disbursement of such payments to the beneficial owners of the bonds is the responsibility of direct and indirect participants in the Depositary.

   The Depositary may discontinue providing its services as securities depository with respect to the bonds at any time by giving reasonable notice to the Company. Under such circumstances and in the event that a successor securities depository is not obtained, certificates for the bonds are required to be printed and delivered. In addition, the Company may decide to discontinue use of the system of book-entry transfers through the Depositary (or a successor securities depository). In that event, certificates will be printed and delivered.

   The Company will not have any responsibility or obligation to participants in the Depositary or the persons for whom they act as nominees with respect to the accuracy of the records of the Depositary, its nominee or any direct or indirect participant with respect to any ownership interest in the bonds, or with respect to payments to or providing of notice for the direct participants, the indirect participants or the beneficial owners of the bonds.

   The information contained herein under the caption "Description of Bonds-- Book-Entry System, Form and Delivery" concerning the Depositary and the Depositary's book-entry system has been obtained from sources that the Company believes to be reliable. Neither the Company, the trustee nor the underwriters, dealers or agents take responsibility for the accuracy or completeness thereof.

Trading Characteristics

   The bonds are expected to trade at a price that takes into account the value, if any, of accrued but unpaid interest. This means that purchasers will not pay, and sellers will not receive, accrued and unpaid interest on the bonds except as included in the trading price thereof. Any portion of the trading price of a bond that is attributable to accrued interest will be treated as ordinary interest income for federal income tax purposes and will not be treated as part of the amount realized for purposes of determining gain or loss on the disposition of the bonds.

                     THE INSURANCE POLICY AND THE INSURER

The Insurance Policy

   We will enter into an insurance agreement with Ambac Assurance Corporation under which Ambac Assurance will issue a financial guaranty insurance policy relating to the bonds. A form of this policy is attached to this prospectus supplement as Appendix A. The following summary of the terms of the insurance policy does not purport to be complete and is qualified in its entirety by reference to the insurance policy.

   Ambac Assurance has made a commitment to issue the insurance policy effective as of the date of issuance of the bonds. Under the terms of the insurance policy, Ambac Assurance will pay to The Bank of New York in New York, New York, or any successor, as insurance trustee, that portion of the principal of and interest on the bonds that becomes "due for payment" but has not been paid by reason of "nonpayment" (as such terms are defined in the insurance policy) by us. Ambac Assurance will make such payments to the insurance trustee on the later of the date on which such principal and/or interest becomes due for payment or within one business day following the date on which Ambac Assurance receives notice of nonpayment from the bonds trustee. The insurance policy will extend for the term of the bonds and, once issued, cannot be canceled by us or Ambac Assurance.

   The insurance policy will insure payment only on the stated maturity date, in the case of principal, and on interest payment dates, in the case of interest. In the event of any acceleration of the principal of the bonds, as more fully described in the accompanying prospectus under "Description of the Debt Securities" the insured payments will be made at the times and in the amounts as would have been made had there not been an acceleration.

   If the bonds trustee has notice that any payment of principal of or interest on a bond that has become due for payment and that is made to a holder by or on our behalf has been deemed a preferential transfer and recovered from its holder pursuant to the United States Bankruptcy Code in accordance with a final, nonappealable order of a court of competent jurisdiction, that holder will be entitled to payment from Ambac Assurance to the extent of such recovery if sufficient funds are not otherwise available.

   The insurance policy does not insure any risk other than nonpayment, as defined in the policy. Specifically, the insurance policy does not cover:

  . payment on acceleration, as a result of a call for redemption or as a result of any other advancement of maturity;

  .  payment of any redemption, prepayment or acceleration premium; and

  . nonpayment of principal or interest caused by the insolvency or negligence of the bonds trustee or any payment agent.

   If it becomes necessary to call upon the insurance policy, payment of principal requires surrender of the related bonds to the insurance trustee together with an appropriate instrument of assignment so as to permit ownership of such bonds to be registered in the name of Ambac Assurance to the extent of the payment under the insurance policy. Payment of interest pursuant to the insurance policy requires proof of holder entitlement to interest payments and an appropriate assignment of the holder's right to payment to Ambac Assurance.

   Upon payment of the insurance benefits in respect of any bonds, Ambac Assurance will become the owner of the related rights to payment of principal and/or interest on such bonds and will be fully subrogated to the surrendering holder's rights to payment.

Ambac Assurance Corporation

   The following information has been supplied by Ambac Assurance for inclusion in this prospectus supplement. No representation is made by us, the trustee, the underwriter of any of our or their affiliates as to the accuracy or completeness of the information.

   Ambac Assurance is a Wisconsin-domiciled stock insurance corporation regulated by the Office of the Commissioner of Insurance of the State of Wisconsin and licensed to do business in all 50 states, the District of Columbia, the Commonwealth of Puerto Rico and the Territory of Guam. Ambac Assurance primarily insures newly-issued municipal and structured finance obligations. Ambac Assurance is a wholly owned subsidiary of Ambac Financial Group, Inc. (formerly, AMBAC Inc.), a 100% publicly held company. Moody's Investors Services, Inc., Standard & Poor's Ratings Services, a division of the McGraw-Hill Companies, Inc. and Fitch Ratings have each assigned a triple-A financial strength rating to Ambac Assurance.

   The consolidated financial statements of Ambac Assurance and its subsidiaries as of December 31, 2001 and December 31, 2000, and for each of the years in the three-year period ended December 31, 2001, prepared in accordance with accounting principles generally accepted in the United States of America, included in the Annual Report on Form 10-K of Ambac Financial Group, Inc. for the year ended December 31, 2001 (filed with the Securities and Exchange Commission, or "SEC," on March 26, 2002, Commission File Number 1-10777), the unaudited consolidated interim financial statements of Ambac Assurance and its subsidiaries as of March 31, 2002 and for the three-month periods ended March 31, 2002 and March 31, 2001 included in the Quarterly Report on Form 10-Q of Ambac Financial Group, Inc. for the period ended March 31, 2002 (filed with the SEC on May 13, 2002), and the Current Reports on Form 8-K of Ambac Financial Group, Inc. filed with the SEC on January 25, 2002 and April 18, 2002, as they related to Ambac Assurance, are hereby incorporated by reference into this prospectus supplement and are deemed to be a part of this prospectus supplement. Any statement contained in a document incorporated in this prospectus supplement by reference will be modified or superseded for the purposes of this prospectus supplement to the extent that the statement is modified or superseded by this prospectus supplement or by any other document incorporated by reference into this prospectus supplement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

   All information related to Ambac Assurance and its subsidiaries, including the financial statements of Ambac Assurance and its subsidiaries, that is contained in documents filed by Ambac Financial Group, Inc. with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, subsequent to the date of this prospectus supplement and prior to the termination of the offering of the bonds will be deemed to be incorporated by reference into this prospectus supplement and to be a part hereof from the respective dates of filing the documents.

   The following table sets forth the capitalization of Ambac Assurance and its subsidiaries as of March 31, 2002, December 31, 2001 and December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

                 Ambac Assurance Corporation and Subsidiaries
                             Capitalization Table
                             (Dollars in millions)

                                          March 31,  December 31, December 31,
                                            2002         2001         2000
                                         ----------- ------------ ------------
                                         (unaudited)
   Unearned premiums....................   $1,817       $1,790       $1,556
   Other liabilities....................      835          888          581
                                           ------       ------       ------
     Total liabilities..................    2,652        2,678        2,137
                                           ------       ------       ------
   Stockholder's equity:
     Common stock.......................       82           82           82
     Additional paid-in capital.........      928          928          760
     Accumulated other comprehensive
      income............................       53           81           82
     Retained earnings..................    2,488        2,386        2,002
                                           ------       ------       ------
   Total stockholder's equity...........    3,551        3,477        2,926
                                           ------       ------       ------
   Total liabilities and stockholder's
    equity..............................   $6,203       $6,155       $5,063
                                           ======       ======       ======

   For additional financial information concerning Ambac Assurance, see the audited financial statements of Ambac Assurance incorporated by reference in this prospectus supplement. Copies of the financial statements of Ambac Assurance incorporated by reference and copies of Ambac Assurance's annual statement for the year ended December 31, 2001 prepared in accordance with statutory accounting standards are available, without charge, from Ambac Assurance. The address of Ambac Assurance's administrative offices and its telephone number are One State Street Plaza, 19th Floor, New York, New York 10004 and (212) 668-0340.

   Ambac Assurance makes no representation regarding the bonds or the advisability of investing in the bonds and makes no representation regarding, nor has it participated in the preparation of, this prospectus supplement other than the information supplied by Ambac Assurance and presented under "The Policy and the Insurer" in this prospectus supplement and in its financial statements incorporated in this prospectus supplement by reference.

                                    RATINGS

   We expect that Standard and Poor's and Moody's will assign the bonds ratings of "AAA" and "Aaa" respectively, conditioned upon the issuance and delivery by Ambac Assurance at the time of delivery of the bonds of the policy insuring the timely payment of the principal and interest on the bonds. The ratings reflect only the views of those rating agencies, and an explanation of the significance of the ratings may be obtained from the rating agencies at the following addresses: Standard and Poor's, a division of the McGraw-Hill Companies, Inc. 55 Water Street, New York, New York 10041 and Moody's Investors Service, Inc., 99 Church Street, New York, New York 10007.

   A security rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time by the rating agency. Each rating assigned to the bonds should be evaluated independently of any other rating. No person is obligated to maintain its rating on the bonds, and accordingly, we cannot assure you that a rating assigned to the bonds upon initial issuance will not be revised or withdrawn by a rating agency at any time thereafter. If a rating on the bonds is revised or withdrawn, the liquidity of the bonds may be materially adversely affected. In general, ratings address credit risk and the likelihood of payment in full of the bonds at maturity, as well as the timely payment of interest.

   At present, each of the rating agencies maintains four categories of investment grade ratings. For Standard and Poor's, these categories are AAA, AA, A and BBB, for Moody's, these categories are Aaa, Aa, A and Baa. Standard and Poor's defines "AAA" as the highest rating assigned to a debt obligation. Moody's defines "Aaa" as representing the best quality debt obligation carrying the smallest degree of investment risk.

                                  UNDERWRITERS

   Under the terms and subject to the conditions contained in an underwriting agreement, dated June 6, 2002 (the "Underwriting Agreement"), the underwriters named below (the "Underwriters") have severally agreed to purchase, and we have agreed to sell to them, severally, the respective principal amount of the bonds set forth opposite their respective names below:

                                                               Principal Amount
                              Name                                 of Bonds
                              ----                             ----------------
   Morgan Stanley & Co. Incorporated..........................   $ 36,362,500
   Salomon Smith Barney Inc...................................     36,350,000
   UBS Warburg LLC............................................     36,350,000
   A.G. Edwards & Sons, Inc...................................        625,000
   Bear, Stearns & Co. Inc....................................        625,000
   CIBC World Markets Corp....................................        625,000
   Dain Rauscher Wessels......................................        625,000
   Deutsche Bank Securities Inc...............................        625,000
   H&R Block Financial Advisors, Inc..........................        625,000
   HSBC Securities (USA) Inc..................................        625,000
   Legg Mason Wood Walker, Inc................................        625,000
   Prudential Securities Incorporated.........................        625,000
   Quick and Reilly...........................................        625,000
   Charles Schwab & Co., Inc..................................        625,000
   TD Waterhouse Investor Services, Inc.......................        625,000
   U.S. Bancorp Piper Jaffray Inc.............................        625,000
   Wells Fargo Van Kasper, LLC................................        625,000
   Advest Inc.................................................        312,500
   Robert W. Baird & Co. Incorporated.........................        312,500
   Banc One Capital Markets, Inc..............................        312,500
   BB&T Capital Markets, a Division of Scott & Stringfellow...        312,500
   William Blair & Co.........................................        312,500
   Davenport & Company LLC....................................        312,500
   D.A. Davidson & Co.........................................        312,500
   Fahnestock & Co. Inc.......................................        312,500
   Fifth Third Securities, Inc................................        312,500
   J.J.B. Hilliard, W.L. Lyons, Inc...........................        312,500
   Janney Montgomery Scott LLC................................        312,500
   C.L. King & Associates, Inc................................        312,500
   McDonald Investments Inc., a KeyCorp Company...............        312,500
   McGinn, Smith & Co., Inc...................................        312,500
   Mesirow Financial, Inc.....................................        312,500
   Morgan Keegan & Company, LLC...............................        312,500
   Parker/Hunter Incorporated.................................        312,500
   Pershing/ a Division of Donaldson, Lufkin & Jenrette.......        312,500
   Raymond James & Associates, Inc............................        312,500
   Ryan, Beck & Co. LLC.......................................        312,500
   Southwest Securities, Inc..................................        312,500
   Stifel, Nicolaus & Company Incorporated....................        312,500
   SunTrust Capital Markets, Inc..............................        312,500
                                                                 ------------
     Total....................................................   $125,000,000
                                                                 ============

   The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the bonds is subject to, among other things, the approval of certain legal matters by their counsel and certain other conditions. The Underwriters are obligated to take and pay for all of the bonds if any are taken.

   The Underwriters initially propose to offer part of the bonds directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price that represents as concession not in excess of $0.50 per bond. Any Underwriter may allow, and any such dealers may re-allow, a concession to certain other dealers not to exceed $0.25 per bond. After the initial offering of the bonds, the offering price and other selling terms may from time to time be varied by the Underwriters.

   We have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

   Prior to the offering, there has been no public market for the bonds. We intend to apply to have the bonds listed on the New York Stock Exchange, and we expect trading in the bonds on the New York Stock Exchange to begin within 30 days after the original issue date. In order to meet the requirements for listing the bonds, the underwriters will undertake to sell lots of 100 or more bonds to a minimum of 400 beneficial holders.

   The bonds are a new issue of securities with no established trading market. The Underwriters have advised us that they intend to make a market in the bonds. The Underwriters are not obligated, however, to do so and may discontinue their market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the bonds.

   In order to facilitate the offering of the bonds, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the prices of the bonds. Specifically, the Underwriters may overallot in connection with the offering, creating a short position in the bonds for their own account. In addition, to cover overallotments or to stabilize the price of the bonds, the Underwriters may bid for, and purchase, the bonds in the open market. Finally, the Underwriters may reclaim selling concessions allowed to an Underwriter or a dealer for distributing the bonds in the offering, if they repurchase previously distributed bonds in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price for the bonds above independent market levels. The Underwriters are not required to engage in these activities and may end any of these activities at any time.

   It is expected that delivery of the bonds will be made on or about the date specified on the cover page of this prospectus supplement, which will be the tenth business day (T+10) following the date of this prospectus supplement. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days (T+3), unless the parties to any such trade expressly agree otherwise. Accordingly, the purchasers who wish to trade the bonds on the date of this prospectus supplement or the next seven succeeding business days will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the bonds who wish to trade the bonds on the date of this prospectus supplement or the next seven succeeding business days should consult their own advisors.

   Certain of the Underwriters and their respective affiliates have, from time to time, performed various investment or commercial banking and financial advisory services for us in the ordinary course of business.

                            VALIDITY OF SECURITIES

   The validity of the bonds will be passed upon for us by Nixon Peabody LLP, Clinton, Square, Rochester, New York 14604 and for the underwriters by Sullivan & Cromwell, 125 Broad Street, New York, New York 10004.

                                    EXPERTS

   The financial statements incorporated in the accompanying prospectus by reference to the combined Annual Report on Form 10-K of RGS Energy Group, Inc. and Rochester Gas and Electric Corporation for the year ended December 31, 2001 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

   The consolidated financial statements of Ambac Assurance Corporation and subsidiaries as of December 31, 2001 and 2000 and for each of the years in the three-year period ended December 31, 2001 are incorporated by reference in this prospectus supplement and the registration statement in reliance on the report of KPMG LLP, independent certified public accountants, incorporated by reference in this prospectus supplement, upon the authority of that firm as experts in auditing and accounting.

                    APPENDIX A -- FORM OF INSURANCE POLICY

[AMBAC LOGO]                                  Ambac Assurance Corporation
                                              One State Street Plaza, 15th Floor
FINANCIAL GUARANTY INSURANCE POLICY           New York, New York 10004
                                              Telephone: (212) 668-0340

Obligor:                                      Policy Number:

Obligations:                                  Premium:

SPECIMEN

     Ambac Assurance Corporation ("Ambac"), a Wisconsin stock insurance corporation, in consideration of the payment of the premium and subject to the terms of this Policy, hereby agrees to pay to The Bank of New York, as trustee, or its successor (the "Insurance Trustee"), for the benefit of the Holders, that portion of the principal of and interest on the above-described obligations (the "Obligations") which shall become Due for Payment but shall be unpaid by reason of Nonpayment by the Obligor.

     Ambac will make such payments to the Insurance Trustee within one (1) business day following written notification to Ambac of Nonpayment. Upon a Holder's presentation and surrender to the Insurance Trustee of such unpaid Obligations or related coupons, uncanceled and in bearer form and free of any adverse claim, the Insurance Trustee will disburse to the Holder the amount of principal and interest which is then Due for Payment but is unpaid. Upon such disbursement, Ambac shall become the owner of the surrendered Obligations and/or coupons and shall be fully subrogated to all of the Holder's rights to payment thereon.

     In cases where the Obligations are issued in registered form, the Insurance Trustee shall disburse principal to a Holder only upon presentation and surrender to the Insurance Trustee of the unpaid Obligation, uncanceled and free of any adverse claim, together with an instrument of assignment, in form satisfactory to Ambac and the Insurance Trustee duly executed by the Holder or such Holder's duly authorized representative, so as to permit ownership of such Obligation to be registered in the name of Ambac or its nominee. The Insurance Trustee shall disburse interest to a Holder of a registered Obligation only upon presentation to the Insurance Trustee of proof that the claimant is the person entitled to the payment of interest on the Obligation and delivery to the Insurance Trustee of an instrument of assignment, in form satisfactory to Ambac and the Insurance Trustee, duly executed by the Holder or such Holder's duly authorized representative, transferring to Ambac all rights under such Obligation to receive the interest in respect of which the insurance disbursement was made, Ambac shall be subrogated to all of the Holder's rights to payment on registered Obligations to the extent of any insurance disbursements so made.

     In the event that a trustee or paying agent for the Obligations has notice that any payment of principal of or interest on an Obligation which has become Due for Payment and which is made to a Holder by or on behalf of the Obligor has been deemed a preferential transfer and theretofore recovered from the Holder pursuant to the United States Bankruptcy Code in accordance with a final, nonappealable order of a court of competent jurisdiction, such Holder will be entitled to payment from Ambac to the extent of such recovery, if sufficient funds are not otherwise available.

     As used herein, the term "Holder" means any person other than (i) the Obligor or (ii) any person whose obligations constitute the underlying security or source of payment for the Obligations who, at the time of Nonpayment, is the owner of an Obligation or of a coupon relating to an Obligation. As used herein, "Due for Payment," when referring to the principal of Obligations, is when a scheduled maturity date or mandatory redemption date for the application of a required sinking fund installment has been reached and does not refer to any earlier date on which payment is due by reason of call for redemption
(other than by application of required sinking fund installments), acceleration or other advancement of maturity; and, when referring to interest on the Obligations, is when the scheduled date for payment of interest has been reached. As used herein, "Nonpayment" means the failure of the Obligor to have provided sufficient funds to the trustee or paying agent for payment in full of all principal of and interest on the Obligations which are Due for Payment.

     This Policy is noncancelable. The premium on this Policy is not refundable for any reason, including payment of the Obligations prior to maturity. This Policy does not insure against loss of any prepayment or other acceleration payment which at any time may become due in respect of any Obligation, other than at the sole option of Ambac, nor against any risk other than Nonpayment.

     In witness whereof, Ambac has caused this Policy to be affixed with a facsimile of its corporate seal and to be signed by its duly authorized officers in facsimile to become effective as its original seal and signatures and binding upon Ambac by virtue of the countersignature of its duly authorized representative.

/s/ ROBERT J. GENADER
----------------------------------
President                         [AMBAC SEAL]

                                         /s/ ANNE G. GILL
                                         ---------------------------------------
                                         Secretary



Effective Date:                          Authorized Representative

THE BANK OF NEW YORK                     /s/ NORAIDA LAURO
acknowledges that it has agreed          ---------------------------------------
to perform the duties of Insurance       Authorized Officer of Insurance Trustee
Trustee under this Policy
Form No. 2B-0012 (1/01)

PROSPECTUS

                                 $400,000,000

                    Rochester Gas and Electric Corporation

                                Debt Securities

                               ----------------

   Rochester Gas and Electric Corporation (RG&E) may offer and sell up to $400,000,000 of our first mortgage bonds and unsecured notes in one or more series. We will establish the terms of these debt securities at the time we offer them.

   We will issue a prospectus supplement for each offering of debt securities that will describe the designation, principal amount, interest rate, interest payment dates, maturity date or dates, public offering price, any redemption terms and any other specific terms of the series of debt securities being offered.

   We may offer and sell our debt securities through underwriters, through dealers, through agents, or directly to one or more institutional purchasers.

                               ----------------

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                               ----------------



               The date of this Prospectus is January 17, 2001.

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
About This Prospectus......................................................   2
Where You Can Find More Information........................................   3
Forward-Looking Statements.................................................   4
The Company................................................................   5
Ratio of Earnings to Fixed Charges.........................................   5
Application of Proceeds....................................................   5
Description of the Debt Securities.........................................   6
  New Mortgage Bonds.......................................................   6
  New Unsecured Notes......................................................   9
Legal Opinions.............................................................  12
Experts....................................................................  12
Plan of Distribution.......................................................  12

                             ABOUT THIS PROSPECTUS

   This prospectus is part of a registration statement we have filed with the Securities and Exchange Commission using a "shelf" registration process. By using this process, we may offer up to a total dollar amount of $400,000,000 of our debt securities in one or more offerings. This prospectus provides you with a general description of the debt securities we may offer. Each time we offer debt securities, we will provide you with a supplement to this prospectus that will describe the specific terms of that offering. The prospectus supplement may also add, update or change the information contained in this prospectus. Before you invest, you should carefully read this prospectus, the applicable prospectus supplement and the information contained in the documents we refer to in this prospectus under "Where You Can Find More Information."

   References in this prospectus to the terms "we", "us" or other similar terms mean Rochester Gas and Electric Corporation, unless the context clearly indicates otherwise.

   You should rely only on the information contained or incorporated by reference in this prospectus and any accompanying prospectus supplement (including any pricing supplement). We have not authorized anyone else to provide you with any different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is current only as of the date of this prospectus.

                      WHERE YOU CAN FIND MORE INFORMATION

   We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. We file such reports, proxy statements and other information through the Commission's Electronic Data Gathering, Analysis and Retrieval system and these filings are publicly available through the Commission's Web site (http://www.sec.gov). You may read and copy such material at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549; at the Commission's New York Regional Office, 7 World Trade Center, 13th Floor, New York, New York 10048; and at its Chicago Regional Office, Northwest Atrium Center, 500 West Madison Street, 14th Floor, Chicago, Illinois 60661. You may also obtain copies of such material at prescribed rates from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Section by calling the Commission at 1-800-SEC-0330.

   The Commission allows us to "incorporate by reference" into this prospectus the information we file with it. This means that we can disclose important information to you by referring you to the documents containing the information. The information we incorporate by reference is considered to be an important part of this prospectus and should be read with the same care. Information that we file later with the Commission that is incorporated by reference into this prospectus will automatically update and supersede this information. We are incorporating by reference into this prospectus the following documents that we have filed with the Commission to the extent that they relate to us:

  . The combined Annual Report filed by RGS Energy Group, Inc. (RGS) and RG&E on Form 10-K for the year ended December 31, 1999;

  . The combined Quarterly Reports filed by RGS and RG&E for the quarterly periods ended March 31, 2000, June 30, 2000 and September 30, 2000; and

  . The combined Current Reports filed by RGS and RG&E on Form 8-K dated May
    25, 2000 and December 14, 2000.

   Any filings we make with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 will also be incorporated by reference into this prospectus until the offering of the debt securities described in this prospectus is completed; provided, however, that such filings are only incorporated by reference to the extent that they relate to RG&E and we are not incorporating by reference any information furnished under
Item 9 of any Current Report on Form 8-K. We are not incorporating by reference the portion of any filing that relates to RGS and its subsidiaries other than us, and we make no representation with respect to such information.

   This prospectus is part of a registration statement we have filed with the Commission relating to our debt securities. As permitted by the Commission's rules, this prospectus does not contain all of the information included in the registration statement and the accompanying exhibits and schedules we file with the Commission. You should read the registration statement and the exhibits and schedules for more information about us and our debt securities. The registration statement, exhibits and schedules are also available at the Commission's Public Reference Section or through its Web site.

   You may obtain a free copy of our filings with the Commission by writing or calling us at our principal executive offices. Requests for copies should be directed to Manager, Investor Relations, Rochester Gas and Electric Corporation, 89 East Avenue, Rochester, New York 14649 at telephone number
(716) 724-8176.

                          FORWARD-LOOKING STATEMENTS

   This prospectus contains and incorporates by reference statements which are not historic fact and which can be classified as forward-looking. These statements can be identified by the use of certain words which suggest forward-looking information, such as "believes," "will," "expects," "projects," "estimates" and "anticipates". They can also be identified by the use of words that relate to future goals or strategies. In addition to the assumptions and other factors referred to specifically in connection with the forward-looking statements, some of the factors that could have a significant effect on whether the forward-looking statements ultimately prove to be accurate include:

  . uncertainties related to the regulatory treatment of our nuclear generation facilities including the proposed sale of our interest in the Nine Mile Point Two nuclear generating facility;

  . any state or federal legislative or regulatory initiatives (including the results of negotiations between us and the New York Public Service Commission (the PSC) regarding certain gas restructurings) that affect the cost or recovery of investments necessary to provide utility service in the electric and natural gas industries. Such initiatives could include, for example, changes in the regulation of rate structures or changes in the speed or degree to which competition occurs in the electric and natural gas industries;

  . any changes in our ability to recover environmental compliance costs through increased rates;

  . the determination in the nuclear generation proceeding initiated by the PSC, including any changes in the regulatory status of nuclear generating facilities and their related costs, including recovery of costs related to spent fuel and decommissioning;

  . fluctuations in energy supply and demand and market prices for energy, capacity and ancillary services;

  . any changes in the rate of industrial, commercial and residential growth in our service territory;

  . the development of any new technologies which allow customers to generate their own energy or produce lower cost energy;

  . any unusual or extreme weather or other natural phenomena;

  . the timing and extent of changes in commodity prices and interest rates;

  . any adverse impact on us from the operations of RGS Energy Group, Inc.
    and its other subsidiaries; or

  . any other considerations that may be disclosed from time to time in our publicly disseminated documents and filings.

                                  THE COMPANY

   Rochester Gas and Electric Corporation was formed in 1904 and is engaged principally in the business of generating, purchasing, transmitting and distributing electricity and purchasing, transporting and distributing natural gas. We produce and distribute electricity and distribute gas in parts of nine New York counties including and surrounding the City of Rochester.

   The service area for our regulated business has a population of approximately one million and is well diversified among residential, commercial and industrial consumers. In addition to the City of Rochester, which is the third largest city and a major industrial center in New York State, it includes a substantial suburban area with commercial growth and a large and prosperous farming area. A majority of the industrial firms in our service area manufacture consumer goods. Many of our industrial customers are nationally known, such as Xerox Corporation, Eastman Kodak Company, Bausch & Lomb Incorporated and Delphi Automotive Systems, Inc.

   On August 2, 1999, all of our outstanding shares of common stock were exchanged on a share-for-share basis for shares of RGS Energy Group, Inc.
(RGS) and we became a subsidiary of RGS. We continue to have non-voting preferred stock outstanding. In connection with the restructuring, our subsidiaries that were conducting unregulated businesses became subsidiaries of RGS. The debt securities offered by this prospectus and applicable prospectus supplements are not obligations of and are not guaranteed by RGS or any of its other subsidiaries.

   The mailing address of our executive office is 89 East Avenue, Rochester, New York 14649 and our telephone number is (716) 546-2700.

                      RATIO OF EARNINGS TO FIXED CHARGES

   Our ratio of earnings to fixed charges for the last five years and for the twelve months ended September 30, 2000 are as follows:

                                 Twelve Months
                                     Ended       Year Ended December 31,(1)
                                 September 30, -------------------------------
                                     2000      1999  1998  1997  1996  1995(2)
                                 ------------- ----- ----- ----- ----- -------
Ratio of earnings to fixed
 charges(1).....................     3.44x     3.49x 3.97x 3.76x 3.59x  2.80x

--------
(1) Earnings are defined as pretax income from continuing operations to which fixed charges have been added. Fixed charges are defined in this ratio as:
    (i) interest charges on long-term debt, short-term debt and Department of Energy liability for nuclear waste disposal; (ii) amortization of debt premium and expense; and (iii) interest amounts included in rental agreements.
(2) Excluding the effect of regulatory disallowances charged to current period earnings, the ratio of earnings to fixed charges for 1995 would be 3.19x.

                            APPLICATION OF PROCEEDS

   Unless we state otherwise in any prospectus supplement, we will use the net proceeds from the sale of the debt securities being offered:

  . to finance our ongoing construction program;

  . to repay short-term debt or maturing securities;

  . to redeem or purchase outstanding preferred stock or debt securities; or

  . for general corporate purposes.

   If we do not use the net proceeds immediately, we may temporarily invest them in short-term interest-bearing obligations or deposit them with banks.

                      DESCRIPTION OF THE DEBT SECURITIES

   The debt securities that may be offered by this prospectus and applicable prospectus supplements will consist of our first mortgage bonds (New Mortgage Bonds) and unsecured notes (New Unsecured Notes). Some or all of the New Mortgage Bonds may be designated as secured medium-term notes.

   This section summarizes the material terms that will apply generally to the New Mortgage Bonds and the New Unsecured Notes. Each particular debt security will have financial and other terms specific to it, and the specific terms of each security will be described in the applicable prospectus supplement. Those terms may vary from the terms described here. As you read this section, therefore, please remember that the specific terms of your debt security as described in your prospectus supplement will supplement and may modify or replace the general terms described in this section. The statements we make in this section may not apply to your debt security.

   The specific legal terms of your debt security are contained in the debt security itself, the Mortgage or Indenture (as such terms are described in the sections below) and any supplemental indentures to the Mortgage or Indenture, as applicable. The following discussion is a summary only and is qualified in its entirety by the specific legal terms contained in the applicable governing documents. See "Where You Can Find More Information" on page 3 for information on how to obtain a copy of the applicable governing documents.

New Mortgage Bonds

   General. The New Mortgage Bonds will be issued under a General Mortgage, dated September 1, 1918, between RG&E and Bankers Trust Company, as Trustee (the Trustee), as previously amended and supplemented and as to be further amended and supplemented by one or more supplemental indentures relating to such New Mortgage Bonds (herein collectively called the "Mortgage").

   All of the Mortgage Bonds issued and to be issued under the Mortgage, including any Mortgage Bonds designated as secured medium-term notes, are hereinafter referred to as the "Mortgage Bonds."

   The New Mortgage Bonds will be in a principal amount, mature, bear interest and have other specific terms as set forth in the prospectus supplement accompanying this prospectus. Interest on New Mortgage Bonds will accrue from, and be payable semi-annually on, the dates set forth in such prospectus supplement. When New Mortgage Bonds are issued, they will be signed by us and authenticated by the Trustee or an authentication agent appointed by the Trustee.

   Redemption Provisions. Redemption provisions for the New Mortgage Bonds will be set forth in the prospectus supplement offering the New Mortgage Bonds.

   Form and Exchange. The New Mortgage Bonds will be in fully registered form in denominations of $1,000 and any multiple thereof, without coupons, and may be exchanged for other New Mortgage Bonds of the same series of other authorized denominations with the same interest rate, maturity and other terms in each case for a like aggregate principal amount, without charge to the holders thereof other than for any tax or taxes or other governmental charges.

   Security and Priority. The New Mortgage Bonds will be secured equally and ratably with other Mortgage Bonds issued under the Mortgage by a valid and direct first mortgage on substantially all of our property (except accounts receivable and cash), subject to excepted encumbrances, reservations, contracts and exceptions which we do not consider material to the operations of the property. The Mortgage provides for the subjection of after-acquired property (subject to pre-existing liens) to the lien thereof. The New Mortgage Bonds are not obligations of or guaranteed by RGS or any of its other subsidiaries.

   Sinking and Improvement Fund. While any Mortgage Bonds issued under the Mortgage are outstanding, we will, on or before June 30 of each year, deposit $333,540 with the Trustee. Instead of depositing cash, we may certify bondable value of property additions (on the basis of 60% thereof) or apply the principal amount of prior liens or charges and Mortgage Bonds issued under the Mortgage which might then be made the basis for the issuance of Mortgage Bonds under the Mortgage. Cash so deposited with the Trustee may be withdrawn or used as provided in the Mortgage to purchase or redeem Mortgage Bonds, or to reimburse us for up to 60% of the cost or fair value of property which might otherwise be made the basis of issuance of Mortgage Bonds or withdrawal of cash. If on any December 31 the Trustee holds $250,000 or more so deposited, such cash must be used to purchase or redeem Mortgage Bonds.

   Maintenance Fund. If the aggregate amount applied by us subsequent to December 31, 1948 for property additions does not, as of the end of each year, equal the aggregate of the minimum provision for depreciation for the years since that date, we are required to deposit cash with the Trustee to make up any deficiency (less certain optional credits). Any cash thus deposited may be used, among other things, to redeem Mortgage Bonds. The minimum provision for depreciation for each year is 2 1/4% of the depreciable utility property at the beginning of the year. As of December 31, 1999, property additions acquired after 1948 exceeded the aggregate of the minimum provision for depreciation by approximately $2.03 billion. This excess, even if not increased by future property additions and assuming a maximum life of 30 years for any given series of New Mortgage Bonds, could not be exhausted during the life of such series of New Mortgage Bonds and thus we will not be required to deposit cash to the maintenance fund during such period.

   Issuance of Additional Bonds. Additional Mortgage Bonds may be issued under the Mortgage for the following purposes:

  . to pay for up to 60% of the cost of additional property constructed or acquired on or after January 1, 1949;

  . to reimburse us for up to 60% of our expenditures made on or after January 1,1949, from income or surplus, for the construction or acquisition of additional property; or

  . to refund or replace any Mortgage Bonds issued under the Mortgage.

   Whenever property subject to a prior lien is subjected to the lien of the Mortgage, an amount of Mortgage Bonds or moneys equal to such prior lien is reserved to pay such prior lien and thereafter Mortgage Bonds may be issued or moneys withdrawn up to the amount remaining after deducting the amount of such lien from 60% of the aggregate of the expenditures for such property and the amount of such lien. As expenditures are made to pay or acquire such lien, moneys or Mortgage Bonds so reserved equal to such expenditures (but not more than the amount of such lien) are to be paid or authenticated and delivered to us. We will not certify to the Trustee property additions subject to a prior lien if thereby the principal amount of prior liens to be then outstanding will exceed 15% of the principal amount of all Mortgage Bonds then outstanding and which might then be issued.

   No additional Mortgage Bonds may be issued other than to refund or replace Mortgage Bonds unless earnings for a period of 12 months ending not earlier than 60 days prior to the application for such Mortgage Bonds, after deducting operating expenses, including taxes other than income and similar taxes, rentals, insurance, actual charges for current repairs and maintenance and an amount equal to the minimum provision for depreciation (see "Maintenance Fund") but excluding Mortgage Bond interest, sinking fund charges and amortization of utility plant account, all as set forth in the Mortgage, are equal to at least two times the total annual interest on Mortgage Bonds outstanding and to be outstanding. This ratio for the twelve months ended September 30, 2000 was 6.46x.

   At September 30, 2000, the unbonded bondable value of property additions available for use as the basis for the issuance of Mortgage Bonds was approximately $754 million. In addition, at September 30, 2000 approximately $257 million of Mortgage Bonds could be issued against Mortgage Bonds which have matured or have been redeemed. We intend to issue the New Mortgage Bonds against Mortgage Bonds which have been retired or against property additions or a combination of both.

   Release and Substitution of Property. Release of property is permitted when it is sold or exchanged if, among other conditions, it has ceased to be useful or profitable to us, we deposit not less than the fair value of the property with the Trustee or, if the property is exchanged, by subjecting to the lien of the Mortgage the property we receive in exchange for the property.

   We may under certain conditions without release sell certain disused or undesirable personal property, and surrender or assent to the modification of any franchise and certain easements for distribution purposes. We may under certain conditions without release abandon, terminate, release or change any leases and rights of way, surrender or assent to the modification of any right, franchise, license or governmental permit, and dispose of interests in poles and electric lines to certain other utilities.

   Modification or Amendment of Mortgage. We and the Trustee may enter into supplemental indentures to

  . subject to the Mortgage after-acquired property,

  . limit the amount, issue and purposes of the issue of Mortgage Bonds,

  . provide that Mortgage Bonds of any particular series may be converted into stock,

  . provide for the issue of Mortgage Bonds in certain denominations,

  . retire or redeem Mortgage Bonds, and

  . make necessary or desirable provisions not inconsistent with the Mortgage.

   The Mortgage may be modified with the consent of the holders of not less than 75% in principal amount of all Mortgage Bonds, or in case the rights of the holders of one or more, but less than all, series would be affected, then with the consent of the holders of 75% in principal amount of all series affected, provided that in no event may action affecting less than all series be effective unless approved by the majority holders of all the Mortgage Bonds, and provided that no supplemental indenture may:

  . extend the fixed maturity of the Mortgage Bonds, or reduce the rate or extend the time of payment of interest, or reduce the principal amount, or limit the right of a bondholder to institute suit for payment of principal or interest without the consent of the holder of each Mortgage Bond so affected; or

  . reduce the percentages which are required to approve any such supplemental indenture without the consent of the holders of all the Mortgage Bonds then outstanding; or

  . permit the creation of any lien prior to or equal with the lien of the Mortgage without the consent of the holders of all the Mortgage Bonds.

   Defaults. Events of default are defined as: default in the payment of principal; default for 90 days in the payment of interest; default beyond any grace period in payment of principal or interest on any outstanding prior lien Mortgage Bonds; certain events of bankruptcy, insolvency, reorganization, or similar arrangements; and default by us for 90 days after notice in the performance of any other covenant or condition in the Mortgage. The Mortgage requires us to file annually with the Trustee a Treasurer's certificate stating that we are not, to the knowledge of the signers, in default under any of the provisions of the Mortgage.

   Upon the happening of any event of default, the holders of not less than a majority in aggregate principal amount of the Mortgage Bonds secured by the Mortgage then outstanding may require the Trustee to accelerate the maturity of all such Mortgage Bonds and to take all steps necessary to enforce the rights granted by the Mortgage. The holders of not less than 76% of the aggregate principal amount of Mortgage Bonds then outstanding may direct and control the Trustee's actions in such event and, in the event of any proposed judicial sale, the holders of not less than a majority of such principal amount may cause the Trustee to sell the mortgaged property in parcels, rather than as a whole.

   If, prior to any sale of the mortgaged property, all defaults have been remedied, the holders of a majority in aggregate principal amount of all Mortgage Bonds then outstanding may waive and rescind the default and its consequences. Furthermore, the holders of not less than 75% in aggregate principal amount of all the Mortgage Bonds (or if only certain series are affected, of such series, together with the consent of the holders of at least a majority in aggregate principal amount of all the Mortgage Bonds) then outstanding may waive events of default (whether or not cured) other than the failure to pay any interest or principal due or the granting of a lien ranking equal to or prior to that granted by the Mortgage.

   The holder of any Mortgage Bond secured by the Mortgage may not institute any action to enforce the rights granted by the Mortgage unless the Trustee shall have failed to take action after request by the holders of 25% of such Mortgage Bonds and provided such holders have offered the Trustee security and indemnity satisfactory to it. Any bondholder, however, shall have the right at any time to bring an action to enforce the payments of principal and interest due on his Mortgage Bonds.

   The Trustee may not be compelled to take any action to enforce the rights granted by the Mortgage unless the bondholders requesting the Trustee to take such action have offered to it security and indemnity satisfactory to it against the cost, expenses and liabilities to be incurred thereby.

   Satisfaction and Discharge. When all Mortgage Bonds are paid or redeemed (or all outstanding Mortgage Bonds are redeemable, have been called for redemption and we have deposited money with the Trustee which is sufficient to redeem all of the outstanding Mortgage Bonds) and we have paid all charges and expenses of the Trustee, the Trustee is obligated to satisfy and cancel the Mortgage.

   Trustee under the Mortgage. In the normal course of our business, we utilize banking services offered by the Trustee under the Mortgage, Bankers Trust Company, 4 Albany Street, New York, New York 10006. Among such services may be the making of short term loans.

New Unsecured Notes

   General. The New Unsecured Notes will be issued under an Indenture to be entered into between RG&E and The Bank of New York, as Trustee, as may be amended and supplemented by one or more supplemental indentures relating to such New Unsecured Notes (herein collectively called the "Indenture").

   All of the notes issued and to be issued under the Indenture are hereinafter referred to as the "Unsecured Notes." As of the date of this prospectus, there are no Unsecured Notes outstanding.

   The New Unsecured Notes will be in a principal amount, mature, bear interest and have other specific terms as set forth in the prospectus supplement accompanying this prospectus. Interest on New Unsecured Notes will accrue from, and be payable on, the dates set forth in such prospectus supplement. When New Unsecured Notes are issued, they will be signed by us and authenticated by the Trustee or an authentication agent appointed by the Trustee.

   Redemption Provisions. Redemption provisions for the New Unsecured Notes will be set forth in the prospectus supplement offering the New Unsecured Notes.

   Form and Exchange. Unless otherwise specified in the prospectus supplement offering the New Unsecured Notes, the New Unsecured Notes will be in fully registered form in denominations of $1,000 and any multiple thereof, without coupons, and may be exchanged for other Unsecured Notes of the same series of other authorized denominations with the same interest rate, maturity and other terms in each case for a like aggregate principal amount, without charge to the holders thereof other than for any taxes or other governmental charges.

   Security and Priority. The New Unsecured Notes are unsecured obligations and will rank pari passu with all other Unsecured Notes and with all of our other unsecured and unsubordinated indebtedness. The Unsecured Notes are not obligations of or guaranteed by RGS or any of its other subsidiaries.

   Issuance of Additional Unsecured Notes. The Indenture does not contain any limitation on the issuance of additional Unsecured Notes under the Indenture. Our restated certificate of incorporation limits the aggregate amount of our unsecured notes, debentures or other securities to no more than 15% of the sum of the outstanding principal amount of our Mortgage Bonds and other securities representing secured indebtedness plus the amount of our capital and surplus. As of September 30, 2000, we would have been able to issue an additional $106 million of unsecured securities under this test.

   Amendment of the Indenture and Unsecured Notes. There are three types of amendments we can make to the Indenture and the Unsecured Notes: changes requiring approval of each holder of affected Unsecured Notes, changes requiring approval of the holders of a majority of the principal amount of the particular series of Unsecured Notes affected, and changes not requiring any approval.

   There are a number of amendments that cannot be made to Unsecured Notes without the specific approval of each holder of affected Unsecured Notes. The following is a list of those types of amendments:

  . change the stated maturity of the principal of or interest on any Unsecured Note;

  . reduce any amounts due on any Unsecured Note;

  . reduce the amount of principal payable upon acceleration of the maturity of any Unsecured Note following a default;

  . change the place or currency of payment on any Unsecured Note;

  . impair the right of the holder of an Unsecured Note to sue for payment;

  . reduce the percentage of holders of Unsecured Notes whose consent is needed to modify or amend the Indenture;

  . reduce the percentage of holders of Unsecured Notes whose consent is needed to waive compliance with provisions of the Indenture or to waive defaults; and

  . modify any other aspect of the provisions dealing with modification and waiver of the Indenture.

   The second type of amendment to the Indenture and the Unsecured Notes is the kind that requires the consent of holders of Unsecured Notes owning a majority of the principal amount of the particular series affected. Most changes fall into this category, except for clarifying changes and certain other changes that would not adversely affect holders of the Unsecured Notes. The same consent would be required for us to obtain a waiver of all or part of any covenants described in the prospectus supplement, or a waiver of a past default. However, we cannot obtain a waiver of a payment default or any other aspect of the Indenture or the Unsecured Notes in the list immediately preceding this paragraph unless we obtain the consent of the individual holder to the waiver.

   The final type of amendment does not require any approval by holders of Unsecured Notes. This type of amendment is limited to clarifications and certain other changes that would not adversely affect holders of the Securities.

   Defaults. An event of default will occur with respect to an Unsecured Note if:

  . we do not pay the principal of or any premium on an Unsecured Note on its due date;

  . we do not pay interest on an Unsecured Note within 60 days of its due date;

  . we remain in breach of a covenant of the Indenture for 90 days after we receive a notice of default stating we are in breach from either the Trustee or holders of 10% of the principal amount of Unsecured Notes of the affected series; or

  . we file for bankruptcy or certain other events in bankruptcy, insolvency or reorganization occur.

   If an event of default has occurred with respect to a series of Unsecured Notes and has not been cured, the holders of not less than a majority in aggregate principal amount of such series may require the Trustee to accelerate the maturity of all Unsecured Notes of such series and to take all steps necessary to enforce the rights granted by the Indenture. A declaration of acceleration of maturity may be canceled by the holders of at least a majority in principal amount of the Unsecured Notes of the affected series. The Indenture requires us to file annually with the Trustee an officers' certificate stating that we are not, to the best knowledge of the signers, in default under any of the provisions of the Indenture.

   Except in cases of default, where the Trustee has some special duties, the Trustee is not required to take any action under the Indenture at the request of any holders unless the holders offer the Trustee protection satisfactory to it from expenses and liability. If satisfactory protection is provided, the holders of 76% in principal amount of all outstanding Unsecured Notes issued under the Indenture may direct the time, method and place of conducting any lawsuit or other formal legal action seeking any remedy available to the Trustee. These holders may also direct the Trustee in performing any other action under the Indenture.

   Holders of Unsecured Notes may not bypass the Trustee and bring their own lawsuit or other formal legal action or take other steps to enforce their rights or protect their interests relating to the Unsecured Notes unless:

  . they give the Trustee written notice that an event of default has occurred and remains uncured;

  . the holders of 25% in principal amount of all outstanding Unsecured Notes issued under the Indenture have made a written request that the Trustee take action because of the event of default, and must have offered indemnity satisfactory to the Trustee against the cost and other liabilities of taking that action; and

  . the Trustee has not taken action for 60 days after receiving the notice and offer of indemnity.

However, holders of Unsecured Notes are entitled at any time to bring a lawsuit for the payment of money due on their Unsecured Notes on or after the applicable due dates of their Unsecured Notes.

   Satisfaction and Discharge. The Indenture will be satisfied when all Unsecured Notes issued under the Indenture are paid or:

  . all outstanding Unsecured Notes are due or redeemable or will become due or redeemable within one year,

  . if outstanding Unsecured Notes are to be redeemed, arrangements for the giving of the notice of redemption of such Unsecured Notes by the Trustee have been established; and

  . we have deposited cash or U.S. government securities with the Trustee that are sufficient to pay or redeem all of the outstanding Unsecured Notes when they become due or are to be redeemed.

We must also have paid all other amounts due under the Indenture and delivered to the Trustee an officers' certificate and opinion of counsel to the effect that all conditions precedent to the satisfaction and discharge have been satisfied.

   If provided for in a prospectus supplement with respect to any series of Unsecured Notes, we may be released or discharged from all or a portion of our obligations with respect to such Unsecured Notes under certain circumstances. Currently, we can obtain a limited release from our obligation to comply with certain restrictive covenants by irrevocably depositing with the Trustee cash or U.S. government securities that, based on actuarial assumptions, will be adequate to satisfy, as and when they become due, the payments due on the series of Unsecured Notes. If the federal income tax law changes or is interpreted by the IRS in a way that would permit a full discharge of our obligations under the Indenture with respect to a series of Unsecured Notes without causing a change in the federal income tax treatment to the holders of such series of Unsecured Notes, we would be able to obtain a complete discharge by making such a deposit. To obtain either type of release or discharge, we cannot be in default under the Indenture and the release or discharge cannot cause certain specified adverse

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results. We would need to provide the Trustee with an officers' certificate and legal opinion that all conditions precedent to the release or discharge have been satisfied in order to obtain the release or discharge.

   Trustee under the Indenture. In the normal course of our business, we utilize banking services offered by the Trustee under the Indenture, The Bank of New York, Corporate Trust Office, 101 Barclay Street, Floor 21 West, New York, New York 10286. Among such services may be the making of short term loans. As of the date of this prospectus, the Trustee under the Indenture is providing or participating in our existing lines of credit and is the trustee with respect to certain of our other outstanding bonds.

                                LEGAL OPINIONS

   The validity of the Securities will be passed upon for us by Nixon Peabody LLP, Clinton Square, Rochester, New York 14604 and for any underwriters by Sullivan & Cromwell, 125 Broad Street, New York, New York 10004.

                                    EXPERTS

   The financial statements incorporated in this prospectus by reference to our combined Annual Report on Form 10-K with RGS for the year ended December 31, 1999 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                             PLAN OF DISTRIBUTION

   We may sell debt securities:

  . to or through underwriting syndicates represented by managing underwriters;

  . through one or more underwriters without a syndicate for them to offer and sell to the public;

  . through dealers or agents; and

  . to investors directly in negotiated sales or in competitively bid transactions.

   Any underwriter or agent involved in the offer and sale of any series of the debt securities will be named in the applicable prospectus supplement.

   The prospectus supplement for each series of debt securities will describe:

  . the terms of the offering of the debt securities, including the name of any underwriters, dealers or agents;

  . the public offering or purchase price;

  . any discounts and commissions to be allowed or paid to the underwriters, dealers or agents and all other items constituting underwriting compensation; and

  . other specific terms of the particular debt securities.

   Only the agents or underwriters named in a prospectus supplement are agents or underwriters in connection with the debt securities being offered by that prospectus supplement.

   If underwriters are used in the sale, the debt securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Unless otherwise described in the

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applicable prospectus supplement, underwriters to whom debt securities are sold by us for public offering and sale are obliged to purchase all of those particular debt securities if any are purchased. This obligation is subject to certain conditions and may be modified in the applicable prospectus supplement.

   Underwriters, agents and dealers may be entitled, under agreements with us, to indemnification against certain civil liabilities, including liabilities under the Securities Act of 1933.

   Underwriters, dealers or agents may engage in transactions with, or perform services for, us or our affiliates in the ordinary course of business.

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